UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 1)*

                           SOLOMON TECHNOLOGIES, INC.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    8342GW101
                                 --------------
                                 (CUSIP Number)

                                 Gary Laskowski
                                  Woodlaken LLC
                            c/o Venture Partners Ltd.
                             Mill Crossing, Bldg. A
                                1224 Mill Street
                         East Berlin, Connecticut 06023
                            Telephone: (860) 828-3332
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Ralph W. Norton, Esq.
                               Davis & Gilbert LLP
                                  1740 Broadway
                            New York, New York 10019
                                 (212) 468-4800

                                November 5, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               Page 1 of 6 pages

----------------------
CUSIP No. 83426W101
----------------------

------------ -------------------------------------------------------------------
1            NAMES OF REPORTING PERSONS
             I.R.S.   IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
             WOODLAKEN LLC
------------ -------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                       [ ] (a)
                                                                       [ ] (b)
------------ -------------------------------------------------------------------
3            SEC USE ONLY

------------ -------------------------------------------------------------------
4            SOURCE OF FUNDS (See Instructions)
                                                                OO
------------ -------------------------------------------------------------------
5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
             IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                       [ ]
------------ -------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
                                                       State of Connecticut
------------ -------------------------------------------------------------------
                        7       SOLE VOTING POWER

                                                        450,000 (SEE ITEM 5)
                        ------- ------------------------------------------------
      NUMBER OF         8       SHARED VOTING POWER
        SHARES
     BENEFICIALLY                                       2,971,474 (SEE ITEM 5)
       OWNED BY         ------- ------------------------------------------------
         EACH           9       SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH                                        450,000 (SEE ITEM 5)
                        ------- ------------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                                        0 (SEE ITEM 5)
----------------------- ------- ------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,421,471 (SEE ITEM 5)
------------ -------------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]
------------ -------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             41.0% (SEE ITEM 5)
------------ -------------------------------------------------------------------
14           TYPE OF REPORTING PERSON (See Instructions)

             00
------------ -------------------------------------------------------------------


                               Page 2 of 6 pages

                  This Amendment No. 1 (this "Amendment") to the Statement on
Schedule 13D dated May 13, 2004 (the "Schedule 13D") filed by Woodlaken LLC, a Connecticut limited liability company ("Woodlaken"), relates to the common stock, $.001 par value per share (the "Common Stock"), of Solomon Technologies, Inc., a Delaware corporation (the "Company"). All capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a) - (j). All of the shares of Series A Preferred Stock and the Common Stock Purchase Warrant reported herein, including the shares of Common Stock issuable upon the conversion or exercise thereof, were acquired for investment purposes.

         The Company's board of directors consists of five members. Holders of Series A Preferred Stock are entitled to elect three directors. Woodlaken, through irrevocable proxies given to it by the other holders of the outstanding Series A Preferred Stock, can elect these three directors. The Company's directors Gary Laskowski, Jonathan Betts and Michael D'Amelio are the designees of the holders of the Series A Preferred Stock through Woodlaken. Mr. Laskowski and Mr. Betts are the managers of Woodlaken and they control how Woodlaken votes its shares of Series A Preferred Stock.

         Woodlaken has the ability to veto certain corporate actions of the Company. Without the approval of three-fourths of the outstanding Series A Preferred Stock the Company cannot:

         o authorize or issue shares of any class of stock having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock, increase or decrease the number of directors constituting the Company's board of directors, or reduce the percentage of shares of Series A Preferred Stock required to consent to any of the above matters, or alter or negate the need for such consent;

         o reclassify any shares of any class of stock into shares having any preference or priority as to dividends or assets superior to or on a parity with any such preference or priority of the Series A Preferred Stock;

         o amend, alter or repeal any provision of the Company's certificate of incorporation or bylaws;

         o merge or consolidate with any person or entity (other than mergers of wholly owned subsidiaries into the Company), or sell, lease or otherwise dispose of the Company's assets other than in the ordinary course of business or liquidate, dissolve, wind-up, recapitalize or reorganize or effect any transaction that would likely result in a change of control of the Company or consent to any of the foregoing;

         o purchase any shares of the Company's Common Stock from any of its existing stockholders or any capital stock of any other company;

         o pay dividends or make any other distribution on, or redeem, any shares of any class or series of the Company's equity securities other than the Series A Preferred Stock;


                               Page 3 of 6 pages

         o enter into any new agreement, or make any amendment to any existing agreement, that by its terms would restrict the Company's performance of its obligations to holders of the Series A Preferred Stock;

         o incur any indebtedness for borrowed money or become a guarantor or otherwise contingently liable for any such indebtedness except for trade payables or purchase money obligations incurred in the ordinary course of business; or

         o engage in any action that would adversely affect the holders of the Series A Preferred Stock.

         On matters submitted to a vote of the holders of the Company's Common Stock, the holders of Series A Preferred Stock, which is Woodlaken through the irrevocable proxies, have the number of votes per share as is equal to the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible. Common stockholders have one vote per share. According to a Registration Statement on Form SB-2 filed by the Company on December 29, 2004, there are 4,925,378 shares of Common Stock and 3,121,474 shares of Series A Preferred Stock outstanding, and each share of Series A Preferred Stock is presently convertible into one share of Common Stock. On matters to be submitted to the vote of the holders of Common Stock, Woodlaken therefore controls approximately 39% of the vote, and thereby has significant influence over most actions for which the approval of the holders of the Common Stockholders is required.

         Except as set forth in this Item 4, Woodlaken does not have any present plans that relate to or would result in: the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Company; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to the foregoing.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date hereof, Woodlaken is deemed to beneficially own an aggregate of 3,421,471 shares of Common Stock, representing approximately 41.0% of the number of shares of Common Stock stated to be outstanding by the Company in its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 29, 2004.


                               Page 4 of 6 pages

                  The 450,000 shares of Common Stock for which Woodlaken has sole voting power are comprised of (a) 150,000 shares of Common Stock that are issuable upon the conversion of 150,000 shares of Series A Preferred Stock purchased by Woodlaken pursuant to the Securities Purchase Agreement and (b) 300,000 shares of Common Stock issuable upon the exercise of Common Stock Warrants purchased by Woodlaken pursuant to the Securities Purchase Agreement. These securities are owned directly by Woodlaken. The managing members of Woodlaken are Gary M. Laskowski and Jonathan D. Betts, who hold voting and dispositive power for the securities held by Woodlaken. Each of Gary M. Laskowski and Jonathan D. Betts disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

                  The 2,971,474 shares of Common Stock for which Woodlaken has shared voting power are comprised of 2,971,474 shares of Common Stock that are issuable upon the conversion of 2,971,474 shares of Series A Preferred Stock purchased by the Investors and for which the Investors have granted to Woodlaken an irrevocable proxy to vote or act by written consent to the fullest extent permitted by and subject to applicable law. Woodlaken and each of its managing members, Gary M. Laskowski and Jonathan D. Betts, disclaim beneficial ownership of these securities.

         (b) Woodlaken has sole power to direct the vote and to direct the disposition of 450,000 shares of Common Stock.

         (c) On November 5, 2005, Investors purchased 390,000 shares of Series A Preferred Stock and Warrants to purchase 780,000 shares of Common Stock and on December 23, 2005, Investors purchased 225,000 shares of Series A Preferred Stock and Warrants to purchase 450,000 shares of Common Stock, giving Woodlaken voting control of the shares of Series A Preferred Stock through irrevocable proxies. The Investors paid $1.00 per unit, each unit consisting of one share of Series A Preferred Stock and Warrants to purchase two shares of Common Stock. Other than as set forth in this Schedule 13D, Woodlaken has not effected transactions in the shares of Common Stock of the Company during the past sixty (60) days.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Form of irrevocable proxy (incorporated by reference from the Company's Current Report on Form 8-K filed on May 14, 2004).


                               Page 5 of 6 pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2005

                                                    WOODLAKEN LLC


                                                    By: /s/ Gary M. Laskowski
                                                        -----------------------
                                                        Name: Gary M. Laskowski
                                                        Title:  Manager



                               Page 6 of 6 pages